UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 41)

Cullen/Frost Bankers, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

229899 10 9
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 229899 10 9

1) Names of Reporting Persons:

Cullen/Frost Bankers, Inc. ("Cullen/Frost Bankers")
_____________________________________________________________________________________
2) Check the Appropriate Box if a Member of a Group (See Instructions).

(a) /__/
(b) /__/
_____________________________________________________________________________________
3) SEC USE ONLY
_____________________________________________________________________________________
4) Citizenship or Place of Organization. State of Texas
_____________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person
with:

5) Sole Voting Power 222,666.00
6) Shared Voting Power      2,786,054.51**
7) Sole Dispositive Power      224,808.00
8) Shared Dispositive Power 200.00
_____________________________________________________________________________________
9) Aggregate Amount Beneficially Owned by Each Reporting Person. 4,066,201.51*
_____________________________________________________________________________________
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
_____________________________________________________________________________________
11) Percent of Class Represented by Amount in Row 9.
6.4%
_____________________________________________________________________________________
12) Type of Reporting Person (See Instructions). HC
_____________________________________________________________________________________

* Includes 1,057,481.00 shares with respect to which subsidiaries of Cullen/Frost Bankers have no voting power and 3,841,193.51** shares with respect to which subsidiaries of Cullen/Frost Bankers have no dispositive power. Inasmuch as all shares are held by subsidiaries of Cullen/Frost Bankers in a fiduciary capacity, Cullen/Frost Bankers explicitly disclaims beneficial ownership of all such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 pursuant to the provisions of Rule 13d-4 promulgated under the Act.

** Includes 2,786,054.51 shares held by participants of the 401(k) Plan.

CUSIP No. 229899 10 9
_____________________________________________________________________________________
1) Names of Reporting Persons:

Frost Bank
_____________________________________________________________________________________
2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /__/
(b) /__/
_____________________________________________________________________________________
3) SEC USE ONLY
_____________________________________________________________________________________
4) Citizenship or Place of Organization: State of Texas
_____________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person
With:

5) Sole Voting Power      222,666.00
6) Shared Voting Power      2,786,054.51 **
7) Sole Dispositive Power      224,808.00
8) Shared Dispositive Power 200.00

_____________________________________________________________________________________
9) Aggregate Amount Beneficially Owned by Each Reporting Person. 4,066,201.51*
_____________________________________________________________________________________
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
_____________________________________________________________________________________
11) Percent of Class Represented by Amount in Row 9. 6.4%
_____________________________________________________________________________________
12) Type of Reporting Person (See Instructions). BK
_____________________________________________________________________________________

* Includes 1,057,481.00 shares with respect to which Frost Bank has no voting power and 3,841,193.51** shares with respect to which Frost Bank has no dispositive power. Inasmuch as all shares are held by Frost Bank in a fiduciary capacity, Frost Bank explicitly disclaims beneficial ownership of all such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 pursuant of the provisions of Rule 13d-4 promulgated under the Act.

** Includes 2,786,054.51 shares held by participants of the 401(k) Plan.

Item 1 (a)    Name of Issuer:

Cullen/Frost Bankers, Inc. ("Cullen/Frost Bankers")

Item 1 (b)    Address of Issuer's Principal Executive Offices:

111 West Houston Street, Suite 100
San Antonio, Texas 78205

Item 2 (a)    Name of Persons Filing:

Cullen/Frost Bankers and Frost Bank

Item 2 (b)    Address or Principal Business Office or, if none, Residence:

The address of Cullen/Frost Bankers and Frost Bank
is 111 W. Houston Street, Suite 100, San Antonio, Texas 78205

Item 2 (c)    Citizenship:

Cullen/Frost Bankers: State of Texas
Frost Bank: State of Texas

Item 2 (d)    Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2 (e)    CUSIP Number:

229899 10 9

Item 3        If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act 15 U.S.C. 78o);

(b) [x] Bank as defined in Section 3(a)(6) of the Act 15 U.S.C. 78c);
(Note: See Items 2, 4, 6, and 7) (Frost Bank)

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act 15 U.S.C. 78c);

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [x] A parent holding company or control person in accordance with
§ 240.13d-1(b)(1)(ii)(G);
(Note: See Items 2, 4, 6, and 7) (Cullen/Frost Bankers)

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i) [ ]    A church plan that is excluded from the definition of an investment company under
Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4        Ownership:

(a) Amount Beneficially Owned:

At December 31, 2021, Cullen/Frost Bankers was deemed to have owned beneficially 4,066,201.51 shares of Cullen/Frost Bankers Common Stock, including -0- shares where there was a right to acquire. Included among such shares were shares which were beneficially owned by Frost Bank, a wholly-owned subsidiary of Cullen/Frost Bankers.

(b) Percent of Class:

Cullen/Frost Bankers        6.4%
Frost Bank            6.4%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

Cullen/Frost Bankers     222,666.00 shares
Frost Bank         222,666.00 shares

(ii) Shared power to vote or to direct the vote

Cullen/Frost Bankers     2,786,054.51** shares
Frost Bank         2,786,054.51** shares

(iii) sole power to dispose or to direct the disposition of

Cullen/Frost Bankers     224,808.00 shares
Frost Bank         224,808.00 shares

(iv) shared power to dispose or to direct the disposition of

Cullen/Frost Bankers     200.00 shares
Frost Bank         200.00 shares

These totals do not include a total of 1,057,481.00 shares with respect to which Cullen/Frost Bankers and Frost Bank have no voting power and **3,841,193.51 shares with respect to which Cullen/Frost Bankers and Frost Bank have no dispositive power. Inasmuch as all shares described are held by subsidiaries of Cullen/Frost Bankers in a fiduciary capacity, Cullen/Frost Bankers and Frost Bank specifically disclaim beneficial ownership of all such shares for purposes of Sections 13 (d) and 13 (g) of the Securities Exchange Act of 1934 pursuant to Rule 13d-4 promulgated under the Act.

** Includes 2,786,054.51 shares held by participants of the 401(k) Plan.

Item 5        Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

At December 31, 2021, Frost Bank did not own securities of Cullen/Frost Bankers for their own account; but, said bank held of record in various fiduciary capacities an aggregate of 4,066,201.51 shares. The Bank has reported to Cullen/Frost Bankers that these securities, registered in the name of the reporting bank as fiduciary or in the names of various of their nominees, were owned by a separate instrument which sets forth the power of the reporting bank with regard to the securities held in such account. Virtually all of these accounts involved persons who have the right to receive or direct the receipt of dividends from, or the proceeds of the sale of, the securities reported in Item 4. The individual interest of each of said persons did not relate to more than five percent of the class.

Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

All of the securities being reported on are held of record by Frost Bank. Frost Bank is an Item 3(b) entity. See Items 4 and 6.

Item 8        Identification and Classification of Members of the Group.

Not Applicable.

Item 9        Notice of Dissolution of Group.

Not Applicable.

Item 10    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

Date

CULLEN/FROST BANKERS, INC.

/s/ Coolidge E. Rhodes, Jr.
Signature
Coolidge E. Rhodes, Jr., Corporate Secretary
Name/Title

FROST BANK

/s/ Kay L. Dyal
Signature

Kay L. Dyal, Senior Vice President
Name/Title

Exhibit A

AGREEMENT

Cullen/Frost Bankers, Inc. and Frost Bank do each hereby agree that the Schedule 13G, to which this Agreement is attached as Exhibit A, shall be jointly filed by such entities.

IN WITNESS WHEREOF, Cullen/Frost Bankers, Inc., acting by and through a duly authorized officer, and Frost Bank, acting by and through a duly authorized officer, have executed this Agreement, on the 14th day of February, 2022.

CULLEN/FROST BANKERS, INC.

By /s/ Coolidge E. Rhodes, Jr.
Its Corporate Secretary

FROST BANK

By /s/ Kay L. Dyal
Its Senior Vice President